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Richard D. Truesdell, Jr.
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax richard.truesdell@davispolk.com
Confidential

July 31, 2020

Re:	CureVac B.V. Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted July 21, 2020 CIK No. 0001809122

Mr. Alan Campbell
Ms. Suzanne Hayes
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Dear Mr. Campbell and Ms. Hayes:

On behalf of our client, CureVac B.V., a Dutch private company with limited liability (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 2 to draft Registration Statement on Form F-1 (the “Draft Registration Statement”) contained in the Staff’s letter dated July 28, 2020 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement filed on July 24, 2020 and is submitting Amendment No. 1 to the Registration Statement on Form F-1 (“Amendment No. 1”) together with this response letter. Amendment No. 1 contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The responses and information below are based on information provided to us by the Company. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in Amendment No. 1 submitted herewith where the revised language addressing a particular comment appears. Capitalized terms used but not defined herein are used herein as defined in Amendment No. 1.

Amendment No. 2 to Draft Registration Statement on Form F-1

Liquidity and Capital Resources, page 106

1.	We note your discussion of a new loan agreement with the European Investment Bank for €75 million for the development and large-scale production of vaccines. Please update the body of your document to include additional disclosure regarding the basic terms of the loan agreement including tranches (if any), restrictive covenants on the conduct of your business (if any), the interest rate and maturity of loans granted pursuant to the agreement and termination provisions. Please also file the loan agreement as an exhibit to your registration statement. Alternatively, please explain why this disclosure and the filing of the loan agreement are not required.

Response: In response to the Staff’s comment, the Company has included additional disclosure on pages 17, 107 and 108 of Amendment No. 1 regarding the terms and risks of the loan agreement with the European Investment Bank. The Company has also filed the finance fee letter, finance agreement and guarantee agreement as Exhibits 10.35, 10.36 and 10.37, respectively.

Notes to the Consolidated Financial Statements

3.1 Revenue from contact with customers, page F-35

2.	Refer to your response to comment 7 and your additional disclosure. Please tell us why you believe recognizing revenue from research and development services at a point-in-time is consistent with paragraphs 32-38 of IFRS 15.

Response: The Company respectfully acknowledges the Staff’s comment. With respect to those research and development services which constitute a distinct performance obligation within the Company’s collaborative agreements and for which the Company recognized revenues of €3,022,000 and €297,000 for the years ended 2019 and 2018, respectively, and €194,000 and nil for the three months ended March 31, 2020 and 2019, respectively, the Company reconsidered its description of the pattern of transfer of the promised service to satisfy the related performance obligations while giving consideration to IFRS 15.32-38.

According to IFRS 15.35, an entity transfers control of a service over time and therefore satisfies a performance obligation and recognizes revenue over time if one of three criteria, defined in IFRS 15.35(a), (b) and (c) are met. The performance obligations, satisfied by the Company in earning these research and development services, meet the criterion of IFRS 15.35(c). The Company’s performance does not create an asset with an alternative use to the Company as they are specifically tailored to the R&D activities of the collaboration partners under the respective collaboration agreement. In addition, for these services, the Company has an enforceable right to payment for performance completed to date. As this criterion is met, such revenues for these research and development services are recognized over time.

Recognition of these research and development services on an “over time,” as opposed to a “point-in-time,” basis does not affect the amount recognized in the financial position, results of operations or cash flows as of and for the years ended December 31, 2019 and 2018, as of and for the three months ended, March 31, 2020 and 2019 or as of and for any reporting date and period. Under the existing collaboration agreements, the Company bills the customer for a fixed fee for each hour of research and development service provided. Therefore, the Company has the right to consideration from the customer in an amount that corresponds to the Company’s performance completed to date. The Company recognizes in revenue the amount to which the Company has a right to invoice in accordance with the guidance of IFRS 15.B16. On a quarterly basis, the company is contractually able to bill the hours rendered for research and development services multiplied by the contractual fixed fee and recognizes the respective revenue for these services. This method is therefore output based. Both revenue recognition techniques (at point in time and over time), therefore, result in the same revenue amount at the end of each period. Contract assets or liabilities are not impacted by the policy change as well due to the Company’s unconditional right to payment.

The Company respectfully advises the Staff that it has revised its disclosure in its revenue recognition accounting policy on pages F-21 and F-22 of the consolidated annual financial statements for 2019 and 2018 to indicate that all revenues from research and development services are recognized over time. In addition, the company has revised the revenue disclosures on page F-36 of the consolidated annual financial statements for 2019 and 2018 as well as on page F-7 of the interim condensed consolidated financial statements for the three months ended March 31, 2020 and 2019.

Please do not hesitate to contact me at (212) 450-4674, (917) 921-8872 or richard.truesdell@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Richard D. Truesdell, Jr.
Richard D. Truesdell, Jr.

cc:	Via E-mail
Ingmar Hoerr, Chief Executive Officer Franz-Werner Haas, Chief Operating Officer
Pierre Kemula, Chief Financial Officer
CureVac B.V.